                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D


                  Under the Securities Exchange Act of 1934
                              (Amendment No. )*

                       Price Communications Corporation
                               (Name of Issuer)

                   Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                  741437305
                                (CUSIP Number)

                                  Susan Seo
                          c/o Atticus Capital L.L.C.
                       152 West 57th Street, 45th Floor
                              New York, NY 10019

                               with a copy to:

                           Dennis J. Friedman, Esq.
                            Scott A. Kislin, Esq.
                         Gibson, Dunn & Crutcher LLP
                               200 Park Avenue
                           New York, NY 10166-0193
         (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 October 2, 2002

             (Date of Event which Requires Filing of this Statement)

If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  schedule  13D,  and is
filing  this  schedule   because  of  ss.ss.   240.13d-1(e),   240.13d-1(f)   or
240.13d-1(g), check the following box. [x]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    741437305
             ---------------------------

         1.  Name Of Reporting Persons
             S.S. Or I.R.S. Identification Nos. of above persons
             (entities only).

             Timothy R. Barakett
             -------------------------------------------------------------------

         2.     Check The Appropriate Box If a Member of a Group
                (See Instructions)

                (a)
                ----------------------------------------------------------------
                (b) X
                ----------------------------------------------------------------

         3.   SEC Use Only

         4.   Source of Funds (See Instructions)  WC
                                                  ------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                               -------------------------------------------------
         6.   Citizenship or Place of Organization Canada
                                                  ------------------------------


  Number of        7. Sole Voting Power           10,271,700
 Shares Bene-                                     ------------------------------
 ficially by       8. Shared Voting Power         0
Owned by Each                                     ------------------------------
  Reporting        9. Sole Dispositive Power      10,271,700
 Person With                                       -----------------------------
                  10. Shared Dispositive Power    0
                                                  ------------------------------


         11.  Aggregate Amount Beneficially Owned by Each Reporting Person

              10,271,700
              ------------------------------------------------------------------

         12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

              (See Instructions)
                                ------------------------------------------------

         13.  Percent of Class Represented by Amount in Row (11) 18.8%
                                                                ----------------

         14.  Type of Reporting Person (See Instructions)

            --------------------------------------------------------------------
            IN
            --------------------------------------------------------------------

            --------------------------------------------------------------------

            --------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

         The title and class of equity securities to which this statement relates is: Common Stock, $0.01 par value per share, of Price Communications Corporation ("Common Stock").

         The name and address of the principal executive offices of the issuer of such securities (the "Company") is:

         Price Communications Corporation
         45 Rockefeller Plaza
         New York, New York 10020

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is being filed on behalf of Timothy R. Barakett
         ("Mr. Barakett"). Mr. Barakett's business address is 152 West 57th Street, 45th Floor, New York, New York 10019. Mr. Barakett is the Chairman and Chief Executive Officer of Atticus Capital, L.L.C., a Delaware limited liability company ("Atticus Capital"), and Atticus Management, Ltd., an international business company organized under the laws of the British Virgin Islands ("Atticus Management"). Atticus Capital and Atticus Management, together with certain of their affiliated entities (collectively, the "Atticus Entities") act as advisers for various investment funds (the "Funds") and managed accounts (the "Accounts"). Based on his relationship with the Atticus Entities, Mr. Barakett is deemed to be a beneficial owner of the Common Stock owned by the Funds and Accounts for purposes of Section 13(d).

         The principal business address of the Atticus Entities is 152 West 57th Street, 45th Floor, New York, New York 10019.

         Mr. Barakett has not, during the last five years, been convicted in a criminal proceeding. Mr. Barakett has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Mr. Barakett is a citizen of Canada.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of the date hereof, Mr. Barakett is deemed to beneficially own 10,271,700 shares of Common Stock (the "Shares"). All 10,271,700 Shares deemed to be owned by Mr. Barakett are held by either the Funds or the Accounts over which Mr. Barakett has investment discretion. The aggregate purchase price for all the Shares that Mr. Barakett is currently deemed to beneficially own is $182,826,234.99. The funds for the purchase of the Shares held by the Funds or the Accounts beneficially owned by Mr. Barakett have come from cash on hand of the Funds or the Accounts.

ITEM 4. PURPOSE OF TRANSACTION

         As reflected on Mr. Barakett's Schedule 13G filed with respect to the Shares on September 10, 2001, as amended on December 26, 2001 and June 5, 2002, the Shares were initially acquired for investment purposes, and Mr. Barakett intends to continue to evaluate the investment performance of the Shares.

         On October 2, 2002, Mr. Barakett met with Robert Price, President and Chief Executive Officer of the Company, to discuss the Company's future prospects and ways of increasing shareholder value. From time to time, Mr. Barakett and the Atticus Entities may continue to discuss these matters with the Company and may also contact and consult with other shareholders of the Company concerning the Company and its future prospects.

         Except as described above, Mr. Barakett has no present plans or proposals to influence the control of the Company. However, Mr. Barakett reserves the right to change his plans or intentions at any time and to take any actions that he may deem appropriate to maximize the value of the Shares, including, without limitation, (i) the purchase of additional Shares in the open market, in privately negotiated transactions or otherwise, (ii) the sale of all or a portion of the Shares to one or more purchasers in the open market, in privately negotiated transactions or otherwise, (iii) the initiation of shareholder proposals, and (iv) seeking to elect individuals to the Company's board of directors.

         Except as set forth above, Mr. Barakett has no plan or proposal which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, Mr. Barakett is deemed to be the beneficial owner of 10,271,700 Shares. Based on the Company's most recent filing on Form 10-Q for the quarterly period ended June 30, 2002, as of July 31, 2002 there were 54,513,301 Shares outstanding. Therefore, Mr. Barakett may be deemed to beneficially own 18.8% of the outstanding Shares.

         (b) Mr. Barakett has the power to vote, direct the vote, dispose of or direct the disposition of all the Shares that he is deemed to beneficially own. Although there may be from time to time individual Funds or Accounts for which more than 5% of the outstanding Shares are held, they do not have the power to vote, direct the vote, dispose of or direct the disposition of the Shares that they own and therefore are not deemed to be beneficial owners of the Shares for purposes of
         Section 13(d). Furthermore, Mr. Barakett disclaims beneficial ownership within the meaning of Rule 16a-1(a)(2) of the Act in the Shares owned by the Funds and Accounts except to the extent, if any, of his pecuniary interest therein.

         (c) All transactions in the Shares set forth in Exhibit A-1 hereto were effected during the past sixty days by a Fund or an Account over which Mr. Barakett has investment discretion in the open market.

         (d) Atticus Global Advisors, Ltd., a Fund, whose Shares are deemed to be beneficially owned by Mr. Barakett, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 9.99% of the Shares, and Atticus International Fund, Ltd., a Fund, whose Shares are deemed to be beneficially owned by Mr. Barakett, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 6.43% of the Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Mr. Barakett, through his relationship with the Atticus Entities, manages the Funds and Accounts pursuant to investment management agreements which authorize the Atticus Entities to acquire and dispose of securities in their discretion and to exercise the voting authority of such securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A         A description of the transactions in the Shares
                           that were effected by Mr. Barakett during the past sixty days by a Fund or Account over which Mr.
                           Barakett has investment discretion is filed herewith as Exhibit A.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 10, 2002


                                               TIMOTHY R. BARAKETT


                                               /S/  TIMOTHY R. BARAKETT
                                               ---------------------------------